ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

June 25, 2010

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

Form 10-K filed March 1, 2010

Definitive Proxy Statement Filed April 29, 2010

File No.: 001-15989

Dear Mr. Riedler:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”, the “Company”, “we” or “us”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated May 27, 2010.

For the convenience of the staff, I have transcribed the comment being addressed with Endo’s responses following thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Service Agreements, page 21

1.	We note your response to comment 3. Please also disclose how much you would be required to pay, or an estimate of what you would be required to pay, if you terminate the agreement with UPS. Also, clarify if you would be required to make these payments if UPS terminates the agreement.

As requested, we will revise our disclosure as set forth below in future SEC filings beginning with the Form 10-Q for the quarterly period ended June 30, 2010:

“Under the terms of this agreement, we utilize UPS Supply Chain Solutions to provide customer service support, chargeback processing, accounts receivables management and warehouse, freight and distribution services for certain of our products in the United States. The initial term of the agreement will extend to March 31, 2015. The agreement may be terminated by either party (1) without cause upon prior written notice to the other party; (2) with cause in the event of an uncured material breach by the other party and (3) if the other party become insolvent or bankrupt. In the event of termination of warehouse distribution services (i) by Endo without cause or (ii) by UPS due to Endo’s breach, failure by Endo to make payments when due, or Endo’s insolvency, we would be required to pay UPS certain termination costs. Such termination costs would not exceed $2 million.”

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

Acquisitions, License and Collaboration Agreements

2.	We note your response to comment 5. The confidential treatment request relating to the Teva agreement was granted pursuant to a procedure by which we did not perform a full review of your request and we retained the right to revisit the issue. Additionally, we have requested disclosure of the range within which the royalty rate falls. Therefore, our comment is reissued. Please expand the discussion of the Teva agreement to disclose the royalty rate range for payments Teva will be required to pay pursuant to the agreement and the royalty rate range you will be required to pay Teva if you terminate the agreement. Please note you are required to indicate the exhibits that are subject to confidential treatment in the exhibit index.

On May 16, 2010, Teva exercised its right under the Teva agreement to terminate the Teva agreement upon the occurrence of a decision point. As a result of the termination of the Teva agreement, we will no longer be including disclosure regarding the Teva agreement in our filings and respectfully submit that the requested disclosure is no longer necessary.

Definitive Proxy Statement filed April 29, 2010

Compensation Discussion and Analysis, page 27

3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

During the first quarter of 2010, our management team conducted an assessment of the potential risks associated with our compensation arrangements, policies and practices. The assessment was later reviewed with our Compensation Committee. A key objective was to determine whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. This risk assessment process included:

•	A comprehensive review of our compensation programs;

•	Identification of key Company positions and business areas that could potentially carry a significant portion of the Company’s risk profile;

•	Identification of compensation programs for the key Company positions and/or business areas;

•	An analysis of all employee compensation plans pursuant to which we:

•	Reviewed our plans to see whether it contains features that could potentially encourage excessive or imprudent risk taking;

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

•	Reviewed our plans to identify business risks that any such features could potentially encourage;

•	Identified controls and plan features that would mitigate any business risks;

•	Determined residual risk remaining after considering mitigating controls and features; and

•	Assessed whether residual risk is reasonably likely to have a material adverse effect on the Company as a whole.

When reviewing all of our compensation programs, we paid particular attention to programs that allow for variable payouts and considered whether there is the proper mix of performance metrics and that the plans reward both annual goal achievement and the long-term sustainable success of the Company. In addition, the review focused on plans where an employee might be able to influence payout factors and programs that involve our executives, with a focus on analyzing whether any of our performance targets encourage excessive risk taking. During this assessment, we evaluated several control and design features of our compensation program that are intended to mitigate the risk of excessive risk-taking.

Based on the assessment described above, we concluded that the potential risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on Endo. We will continue to review our compensation programs at least annually to identify and address potential risks that may have a material adverse effect on the Company.

4.	Please include the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether, and if so how, the Nominating & Governance Committee considers diversity in indentifying nominees for director.

Our Nominating & Governance Committee operates pursuant to a written charter adopted by the Board of Directors. The charter outlines the qualifications and diversity in characteristics considered by the Nominating & Governance Committee when selecting candidates, which consist of: experience, skills, expertise, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and other relevant factors that the Nominating & Governance Committee considers appropriate in the context of the needs of the Board. For purposes of disclosure under Item 407(c)(2)(vi) of Regulation S-K, the Committee evaluates diversity in the broadest sense to include differences of viewpoint and professional experiences when selecting candidates as highlighted in our Definitive Proxy Statement on pages 5 and 13. Accordingly, we believe we have accurately depicted the necessary and required characteristics our Nominating & Governance Committee considers when evaluating diversity, as well as how the Committee evaluates diversity. We respectfully request you reconsider our disclosures in light of this clarification.

Fiscal Year 2009 Decisions Regarding Incentive Compensation, page 33

5.	We note your statement that the annual performance goals reflect the confidential operating plan and information. We disagree that revenue and earnings per share targets are confidential information. Please provide the specific targets and discuss the extent to which the corporate and individual goals were achieved. To the extent you believe the other goals are confidential and disclosure would cause competitive harm, please present your analysis supporting your belief. Your analysis should identify the goals and explain how disclosure is likely to cause competitive harm. You can request confidential treatment for portions of your analysis pursuant to Rule 83. Alternatively, provide a more specific description of your corporate and individual goals and discuss the extent of achievement of each goal. To the extent the goals were quantified, your discussion should also be quantified, including thresholds, targets and maximums, as applicable.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

Please see response to Comment #6 below for the applicable response.

6.	We note your disclosure that 40% of the cash incentive compensation was based on financial goals, 30% was based on portfolio development and 30% was based on organizational advancement objectives. Please explain how the committee considered individual objectives in determining cash incentive compensation.

In light of the Staff’s comments, we propose including in our Definitive Proxy Statement to be filed in 2011, discussion similar to the following, which we provide below with respect to 2009:

“The following information summarizes the components of our performance-based annual cash incentive compensation program and the basis for the actual awards granted by the Compensation Committee for 2009. With respect to fiscal year 2009, the annual award for each of the named executive officers was based on the achievement of corporate goals as well as each named executive officer’s individual performance and demonstrated leadership. The Compensation Committee established corporate performance goals for fiscal 2009, which were divided into the following categories and were weighted as follows:

• Financial Objectives, which included achieving certain total net revenue and specified net sales targets by product, as well as a targeted earnings per share,	40%

• Portfolio Development, which included the evaluation, and where appropriate, the advancement of the Company’s internal portfolio and adding to the Company’s current portfolio both through acquisitions and licensing transactions, in each case aligned with the strategic direction of the business,	30%

• Organization Advancement Objectives, which included achieving portfolio, cost and organizational integration goals related to the Indevus Pharmaceuticals, Inc. acquisition, appropriately enhancing the Company’s leadership effectiveness with a focus on building the Company’s talent pipeline, enhancing systems and controls, regulatory compliance, and improving the Company’s organizational capabilities and efficiencies.	30%

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

The above “scorecard” is calibrated so that results will range between 50% and 150% of target award opportunity, commensurate with performance. The stretch (150%) and threshold (50%) goals are set so that the Company’s financial performance achieved in each scenario will appropriately fund the cost of the cash incentives. However, the Compensation Committee has the discretion to withhold annual cash incentives that otherwise would be made to any employees, including the named executive officers, if it determines, either on a quantitative or a qualitative basis, that overall performance is too low. Moreover, the scorecard achievements are assessed based on whether the Company achieved the scorecard results extraordinarily well, or poorly, considering (1) sales and marketing compliance as determined by outcomes of regulatory review and inspections, such as those of the Food and Drug Administration, and (2) progress on health and safety outcomes as determined by other regulatory and environmental matters.

Financial Objectives

Despite the unprecedented challenges in the economic environment in 2009, the Company exceeded the target goals for 2009 set by the Compensation Committee for annual incentive purposes (Net Sales of $1.420 billion, Total Key Product Sales, consisting of Lidoderm®, Opana® ER and Opana®, Frova®, Voltaren® Gel, Supprelin® LA, Vantas®, Valstar®, Sanctura® , and Sanctura XR® of $1.190 billion, and Adjusted Earnings per Share of $2.63) by achieving Net Sales of $1.461 billion, Total Key Product Sales of $1.200 billion, and Adjusted Earnings per Share of $2.84. The numbers below are in millions, other than per share information.

Financial Objective	2008 Results	2009 Threshold	2009 Target	2009 Stretch Goal	2009 Results
Net Sales	$1,261	$1,284	$1,420	$1,568	$1,461
Key Product Sales	$1,027	$1,077	$1,190	$1,315	$1,200
Adjusted EPS	$2.47	$2.15	$2.63	$3.21	$2.84

Adjusted Earnings per Share is considered a “non-GAAP financial measure” under SEC rules. To arrive at Adjusted Earnings per Share, the Company starts with the Company’s audited Earnings per Share under U.S. generally accepted accounting principles (GAAP) and excludes or includes certain items, including certain one-time or infrequent items and certain non-cash recurring items. Adjusted Earnings per Share is disclosed and reconciled to GAAP Earnings per Share by the Company in its quarterly and year-end earnings press releases. In assessing whether the Adjusted Earnings per Share target has been met, the Compensation Committee uses the reported Adjusted Earnings per Share disclosed in the Company’s year-end financial results press release.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

Portfolio Development

The portfolio development portion of the scorecard measures performance based upon four categories: branded portfolio development, generics portfolio development, business development revenue goal attainment and discovery program initiation. In 2009, we specifically:

•	Built on legacy and expertise in pain while further expanding into urology, endocrinology and oncology;

•

Enhanced the research and development (“R&D”) portfolio by halting low value legacy programs, while initiating a substantial number of new studies including seven major development studies and eight discovery projects;

•	Completed the Indevus acquisition adding on-market assets and expanding the Company’s development product pipeline;

•	Consummated an in-licensing arrangement with Grünenthal for axomadol;

•	Completed a licensing transaction with Bioniche for Urocidin™ (Phase III testing for non-muscle-invasive bladder cancer) and Prostrakan for Fortesta™;

•	Established an out-license partnership with Valeant for Opana® in Canada;

•	Initiated a joint development program in developing pain compounds with Harvard University; and

•	Significantly advanced the Company’s generics business by filing 10 ANDAs with the FDA.

Organization Advancement

The organization advancement portion of the scorecard measured 2009 performance based upon achievement of Indevus acquisition integration objectives, as well as progress made in building the organizational capabilities and the talent pipeline required to execute the Company’s strategic and business plans. In 2009, we specifically:

•	Integrated the Indevus organization into Endo, retaining key personnel and achieving all cost synergy goals;

•	Expanded our therapeutic reach in R&D and commercial operations by adding on-market and/or research assets in urology, oncology, and endocrinology;

•	Progressed the development assets we acquired in the Indevus acquisition, having filed the NDA for Aveed™ with the FDA and having launched Valstar™;

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

•	Expanded our Hydron technology platform by advancing its use in new product targets;

•	Strengthened our leadership team with the appointment of the Company’s chief financial officer and several other key commercial executives; and

•	Built core competencies in research & development to enable the Company to expand into new therapeutic areas and technology platforms.

Determination of Performance-Based Annual Cash Incentive Compensation

Based upon the Company’s performance related to financial objectives, portfolio development goals and organization advancement objectives, the weighted average of the components yielded a performance adjustment of 113% of target. The Compensation Committee then exercised discretion and adjusted the final payout for named executive officers to range from 106% to 110%.”

Fiscal Year 2009 Decisions Regarding Long-Term Equity-Based Incentive Program, page 36

7.	On page 36 you have stated that the award percentages reflected the committee’s judgment as to the extent to which the individual named executive officers impacted the company’s performance and the achievement of the company’s 2009 goals and objectives. Please expand your disclosure to describe the factors the committee considered in determining each executive officer’s award percentage.

We propose including in our Definitive Proxy Statement to be filed in 2011, discussion similar to the following, which we provide with respect to 2009 in order to address the factors considered by the Compensation Committee in determining each executive officer’s award percentage:

“In determining the annual grants of long-term incentives to the named executive officers, the Compensation Committee considered any pre-existing contractual requirements, market data on total compensation packages, the value of long-term incentive grants at the Data Point Companies, total shareholder return, share usage and shareholder dilution and, except in the case of the award to the chief executive officer, the recommendations of the chief executive officer. The respective long-term equity-based incentive compensation target for each named executive officer in 2009 was:

• Mr. Holveck	350% of annual base salary

• Mr. Levin	200% of annual base salary

• Mr. Gergel	200% of annual base salary

• Ms. Manogue	150% of annual base salary

• Mr. Sweeney	60% of annual base salary

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

Further, Company and individual performance are considered in the awarding of annual equity-based compensation to named executive officers:

•

Overall Company results versus performance scorecard - Company performance is measured as described above in the “Assessment of Performance-Based Annual Incentive Compensation.” Annual goals were set in three categories, financial objectives, portfolio development and organization advancement objectives. At the end of the performance year, an assessment is made of Company results versus pre-determined objectives. Based upon the achievement of these annual goals and objectives, an adjustment to the target award is considered.

•

Individual performance determined by assessing each named executive officer’s achievements versus annual performance objectives - Regarding the individual performance component, each named executive officer has annual performance objectives that contribute to the growth and development of the Company. At the end of the performance year, each named executive officer is assessed and given an overall performance rating. The final rating is then factored into the awarding of equity-based compensation.

Based upon the achievement of Company goals and individual objectives, our chief executive officer recommends an adjustment to each named executive officer’s target annual long-term equity-based compensation target. The recommendation is then reviewed by the Compensation Committee, which has discretion to modify the final award. Regarding the award for the Company’s chief executive officer, the Compensation Committee follows a similar process and has the ultimate discretion for determining the annual equity award. Related to Mr. Sweeney’s award, the Company’s chief financial officer determines the award amount based upon performance related to key job accountabilities and annual performance objectives. The chief financial officer’s compensation recommendations related to Mr. Sweeney are then reviewed with and approved by the Company’s chief executive officer.

Individual Compensation Determination

Mr. Holveck – President and Chief Executive Officer

Under Mr. Holveck’s leadership, the Company made substantial progress in executing the Company’s strategy, achieving key operational objectives and exceeding annual financial commitments. Specifically, among other things, under Mr. Holveck’s leadership, the Company:

•	Developed a long-term vision for the diversification of the Company with considerable strategic advancement achieved in positioning Endo for sustainable growth;

•	Generated new growth drivers through acquisitions in delivering an innovative suite of healthcare solutions to customers and patients;

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

•	Revamped the Company’s product pipeline and accelerated the level of investment in future organic growth drivers, augmented with business development and licensing opportunities;

•	Exceeded financial objectives achieving revenue of $1.461 billion, representing 15.9% growth, and adjusted EPS of $2.84, an increase of 15.0% compared to 2008;

•	Strengthened the leadership team with key hires, continued to build the pipeline of future talent and added core capabilities across enterprise to enable operational growth and strategy execution; and

•	Played a leadership role in shaping health care public policy while ensuring that the Company’s interests are well represented.

Based on the Company’s overall results and an evaluation of Mr. Holveck’s individual performance, Mr. Holveck received a merit increase of 5% effective March 1, 2010. Further, Mr. Holveck was awarded an annual performance bonus equal to 110% of his target and an equity award equal to 125% of his target.

Mr. Levin – Chief Financial Officer

Mr. Levin joined the Company on June 1, 2009 and has been an exceptional addition to the Company’s leadership team. In addition to his responsibilities as chief financial officer, Mr. Levin also has accountability for investor relations and information technology. Specifically, among other things, Mr. Levin was instrumental in providing financial leadership in the Company exceeding key financial targets, including revenue and EPS goals, while maintaining and enhancing the Company’s strong cash flow and balance sheet to support the Company’s financial strength to invest and grow. Based on Mr. Levin’s leadership of critical business functions and his contributions to the Company’s overall results, he received a merit increase of 3% effective March 1, 2010. Further, Mr. Levin was awarded an annual performance bonus equal to 110% of his target and an equity award equal to 110% of his target.

Dr. Gergel – Executive Vice President, Research & Development

Dr. Gergel has led the transformation of the Company’s research and development efforts in 2009. Under his leadership, significant advancement of the Company’s portfolio has been achieved by selecting the best investment opportunities and accelerating the development of key assets. As a result of Dr. Gergel’s leadership role in transforming the Company’s product pipeline and positioning the business for long-term success, he received a merit increase of 3.48% effective March 1, 2010. Dr. Gergel was also awarded an annual performance bonus equal to 110% of his target and an equity award equal to 115% of his target.

Ms. Manogue – Executive Vice President, Chief Legal Officer & Secretary

Ms. Manogue serves as the Company’s Chief Legal Officer and has additional responsibility for the offices of the Corporate Secretary and Government Affairs. Ms. Manogue has broad-based technical and business acumen, providing advice on significant legal and business matters to the chief executive officer and other key Company executives. Based on Ms. Manogue’s broad-based contributions to the business and the Company’s overall results, she received an increase of 7.22%, reflecting both merit and market-based adjustments, effective March 1, 2010. Further, Ms. Manogue was awarded an annual performance bonus equal to 110% of her target and an equity award equal to 125% of her target.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 25, 2010

Mr. Sweeney – Vice President, Controller & Principal Accounting Officer

Mr. Sweeney’s compensation reflects his excellent work in leading the Company’s controller and financial reporting functions. Specifically, among other things, Mr. Sweeney served as the Company’s principal financial officer from September 2, 2008 through May 31, 2009, for purposes of filings with the Securities and Exchange Commission. Based on Mr. Sweeney’s performance relative to job accountabilities and annual objectives, he received a merit increase of 4.5% effective March 1, 2010. Mr. Sweeney was also awarded an annual performance bonus equal to 106% of his target and an equity award equal to 125% of his target.”

****

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (484) 840-4112.

Very truly yours,

/S/ Alan G. Levin
Alan G. Levin
Executive Vice President, Chief Financial Officer